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                           [SYNAVANT INC. LETTERHEAD]

                                                  August 4, 2000

VIA EDGAR

Steven C. Duvall,
   Securities and Exchange Commission,
      450 Fifth Street, N.W.,
         Washington, D.C. 20549.

         Re:      Synavant Inc. --
                  Registration Statement on Form 10
                  File No. 000-30822

Dear Mr. Duvall:

                  Synavant Inc. (the "Registrant") respectfully requests withdrawal of the above-referenced Registration Statement. The Registration Statement was originally filed on June 9, 2000 and amended on July 26, 2000 and has not been declared effective.

                  The Registrant is requesting withdrawal of the Registration Statement because absent such withdrawal the Registration Statement would automatically become effective on August 8, 2000, 60 days after the initial filing date. As the Staff has not completed its review of the Registration Statement, the Registrant desires to prevent the Registration Statement from becoming effective on such date. As discussed with the Staff, the Registrant intends to promptly re-file the Registration Statement with the Commission as a new filing and to have such new filing declared effective as promptly as practicable thereafter.

                                          Very truly yours,

                                          SYNAVANT INC.


                                          By:  /s/ JAMES C. MALONE
                                               ------------------------------
                                                Name:  James C. Malone
                                                Title: Vice President